UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MONARCH CASINO & RESORT, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 par value per share	609027107
(Title of Class of Securities)	(CUSIP Number of Class of Securities Underlying Common Stock)

Ronald Rowan

Chief Financial Officer and Treasurer

Monarch Casino & Resort, Inc.

3800 South Virginia Street

Reno, Nevada 89502

(775) 335-4600

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Michael J. Bonner

Eric T. Blum
Greenberg Traurig, LLP
3773 Howard Hughes Parkway

Suite 400 North
Las Vegas, Nevada  89169
Phone: (702) 792-3773

Fax: (702) 792-9002

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This filing contains only preliminary communications made before the commencement of an anticipated tender offer to allow eligible employees of Monarch Casino & Resort, Inc. (“Monarch”) who hold eligible stock options to exchange their stock options for replacement options (the “Exchange Program”).

Attached is the preliminary notice of annual meeting and preliminary proxy statement for the annual meeting of stockholders of Monarch to be held on May 21, 2010, which contains a proposal submitted to shareholders to approve the Exchange Program.

Monarch has not commenced the exchange program which is discussed above.  Monarch will file a Tender Offer Statement on Schedule TO with the SEC containing important information about the exchange program, if and when we start the exchange program. Persons who may be eligible to participate should read the Tender Offer Statement on Schedule TO, including the offer to exchange and other related materials which will be available free of charge from the SEC’s website at  www.sec.gov.

Item 12.  Exhibits

Exhibit Number	Description

99.1

Preliminary notice of annual meeting of stockholders and preliminary proxy statement for the annual meeting of stockholders (incorporated by reference to the Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 29, 2010)